Exhibit 11
CCA INDUSTRIES, INC. AND SUBSIDIARIES
COMPUTATION OF UNAUDITED EARNINGS PER SHARE

	Three Months Ended
	February 28,	February 29,
	2009	2008

Weighted average shares outstanding —
Basic	7,054,442	7,054,442
Net effect of dilutive stock
Options—based on the treasury stock method using average market	2,726	19,114

Weighted average shares outstanding —
Diluted	7,057,168	7,073,556

Net Income	$124,366	$343,683

Per share amount
Basic	$0.02	$0.05
Diluted	$0.02	$0.05